March 27, 2009

VIA OVERNIGHT COURIER AND EDGAR

Terrence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
1 Station Place, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Beacon Roofing Supply, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008
Filed December 12, 2008
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
Filed February 6, 2009
Definitive Proxy Statement
Filed January 5, 2009
File No.: 000-50924

Dear Mr. O’Brien:

Beacon Roofing Supply, Inc. (“Beacon” or the “Company”) respectfully submits this response to your February 27, 2009 letter regarding Beacon’s Form 10-K for the Fiscal Year Ended September 30, 2008, Form 10-Q for Fiscal Quarter Ended December 31, 2008, and Definitive Proxy Statement Filed January 5, 2009.  As you requested, each of our responses follows a reproduction of your corresponding comment.  This letter also has been filed with the Securities and Exchange Commission (“Commission”) as correspondence through EDGAR.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 1.  Business, page 1

1.  In future filings, please provide the disclosure regarding availability of reports as required by Item 101(e)(4) of Regulation S-K.

Response:  This disclosure was made in our Annual Report sent to shareholders but not in our Form 10-K.  Beacon will add the following disclosure regarding the availability of its reports to its future Form 10-K filings:

Terrence O’Brien
March 10, 2009

“Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on our website at www.beaconroofingsupply.com as soon as reasonably practical after we electronically file such reports with, or furnish them to, the Securities and Exchange Commission.”

Interest Expense, page 25

2.  In future filings, please quantify the impact of derivatives on reported interest expense.  We recognize the existing disclosures concerning the general characteristics of derivatives in your portfolio, and the purpose of their use.  However, further quantification is needed for readers to fully understand the materiality of this activity to your operating results.  In this regard, we note the materiality of annual interest expense, as well as the $4.4 million unrealized derivative loss reflected on page 50.

Response:  In future filings, Beacon will quantify the impact of derivatives on reported interest expense.  We will report the difference, if any, between what the Company incurred for interest expense compared to what we would have incurred without the derivatives.

Contractual Obligations, page 33

3.  We note the materiality of annual interest payments to your operating cash flow.  To avoid potential misunderstanding, please provide a footnote to the table in future filings addressing the presentation of interest payments.  It is not clear why contractual interest payments are not presented given the existence of fixed and floating rate debt (page 38).  See the guidance in Item 303(a)(5) of Regulation S-K regarding the disclosure of provisions that create obligations.

Response:  In future filings, Beacon will disclose projected annual interest payments in a separate line item in the table and provide a brief description of the assumptions used for such estimates in a footnote below the table.

Terrence O’Brien
March 10, 2009

Goodwill, page 36

4.  Given the many acquisitions and the availability of discrete financial information at both the regional and branch levels, please explain to us why impairment is assessed using only 1 reporting unit.  Compliance with paragraphs 30 and 31 of SFAS 142 should be clearly evident.

Response:  Goodwill is tested for impairment at our single reporting unit, our consolidated company level, because we have determined that Beacon has one operating segment and the components of that segment meet the criteria for aggregation.  SFAS 142 describes the reporting unit as an operating segment, as that term is used in FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), or one level below the operating segment (referred to as a “component”), depending on whether certain criteria are met.  We respectfully refer the Staff to the comment letters received during Beacon’s Initial Public Offering process dated June 28, 2004 (Question #50) and July 16, 2004 (Question #6), in which the question of a single operating segment was raised.  The Commission did not disagree at that time with the conclusion that the Company has a single operating segment.  No changes in the nature of the business or the way in which we manage the operations have occurred since 2004 as explained below; therefore, we continue to believe that the Company has one operating segment.

The following guidance was applied to determine whether the reporting unit should be identified at the operating segment or the component level:

1.    A component of an operating segment is a reporting unit if the component constitutes a business (as described in EITF 98-3) for which discrete financial information is available and segment management regularly reviews the operating results of that component. Segment management consists of one or more segment managers.
2.    However, two or more components of an operating segment should be aggregated and deemed a single reporting unit if the components have similar economic characteristics.
3.    An operating segment should be deemed to be a reporting unit if: a. all of its components have similar economic characteristics; b. none of its components is a reporting unit; or c. it is comprised of only a single component.

Although our regions and branches have discrete financial information that is reviewed by regional managers and therefore meet the definition of components, our regions and branches also have similar economic characteristics and therefore should be aggregated in accordance with SFAS 142.  We considered a number of factors in determining whether the aggregation of our components (i.e. regions and branches) into one reporting unit is appropriate, including the following:

a.
Similar Economic Characteristics –All of our regions and branches have similar economic characteristics because all of our branches sell exterior building products to similar customers.  Our regions are organized by geography and branches are assigned to regions based on the best geographical fit.  An acquired company with more than a few branches has typically been established as a new region if it is a new geographic area for the company; otherwise acquired branches have been merged into an existing region.  The operation of the branches under certain trade names is a secondary consideration and branches are moved between regions from time to time. The financial results of our branches and regions follow similar trends and react similarly in response to both positive and negative factors such as general economic upturns and downturns, trends in existing home sales and housing starts, and trends in non-residential building permits.  The gross margins on our products are generally consistent across all regions and branches.

Terrence O’Brien
March 10, 2009

b.
Nature of Products and Services – The products and services across our regions and branches are very similar and are becoming even more so as we share our marketing, vendor relationships, and product knowledge enterprise wide.  In addition, we have centralized purchasing and vendor relations and we negotiate vendor volume rebates on a national level based on consolidated purchasing volumes.

c.
Nature of Business Process – The selling, distribution, and warehousing processes are very similar across all of our regions.  We have centralized management that drives common practices and controls across all regions.  Employees receive the same training regarding product knowledge, interaction with customers, safety, computer use, etc.  Trained employees can perform their duties at any branch, regardless of the region.  Our distribution and warehousing logistics philosophies and practices are also consistent across the regions.  All sales, fleet, safety and training activities are led by corporate vice presidents, directors or managers.

d.
Type of Class of Customer for Products and Services – We focus on the same classes of customers across all regions, principally exterior building contractors, with a strong concentration in roofing contractors.

e.
Methods Used to Distribute Products and Provide Services – All of our regions distribute our products and services to our customers from the branch warehouses, principally on our trucks, and also through customer pickups at the branch, or we arrange for delivery directly from our vendors to the customers’ jobsites.

f.
Nature of the Administrative and Regulatory Environment – All of our regions and branches are subject to the same policies, procedures, controls and similar regulations and use a common enterprise resource planning software for customer and vendor transactional relationships.  All credit, human resource, IT, accounting, treasury, tax and internal audit activities are led by corporate vice presidents, directors or managers.  We have enterprise wide employee benefit programs, insurance coverage, and banking relationships.

In addition, the following additional items addressed in the FASB staff announcement at the November 2001 EITF meeting (EITF Topic D-101, Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142, Goodwill and Other Intangible Assets) were considered:

a.	The manner in which an entity operates its business and the nature of those operations. Please see points a. through f. above.

Terrence O’Brien
March 10, 2009

b.
Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent).  Our regions and branches operate and report alike and are geographic components of the Company as described above rather than independent businesses.  Therefore the benefits of goodwill are shared across the Company.  Also, as discussed above, our vendor relationships and related purchase arrangements are shared across all regions, and therefore, each region benefits from the purchasing synergies from other regions.

c.
The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms.  Our regions and branches share resources as also described above and other assets, such as inventory and transportation equipment, are sometimes transferred between regions to optimize Company-wide results.  In addition, we have transferred branches between regions from time to time to realize the best geographical fit.

d.
Whether the components support and benefit from common research and development projects.  The fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or may be economically similar to those other components.  Our regions and branches share resources and assets as described above and key functions, such as vendor relationships, credit and cash management, are centrally managed as also described above. All of our vice presidents are part of one company-wide Executive Committee that sets policies and overall strategy for the entire company, with our CEO, COO and CFO being the key decision makers.

Based upon the above, we have determined that our components (i.e. regions and branches) meet the criteria noted in SFAS 142 for aggregation into one reporting unit for the testing of goodwill impairment.

Item 9A.  Controls and Procedures, page 66

2. Internal Control over Financial Reporting – (a) Management’s Annual Report..., page 66

5.  We note in the last paragraph on page 66 your statement that “even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.”  In future filings, please state your management’s conclusion regarding the effectiveness of your internal controls over financial reporting in terms of whether such controls are “effective at the reasonable assurance level.”

Response:  In future filings, Beacon will state management’s conclusion regarding the effectiveness of the Company’s internal controls over financial reporting in terms of whether such controls are “effective at the reasonable assurance level.”

Terrence O’Brien
March 10, 2009

Definitive Proxy Statement on Schedule 14A

Information on Executive Compensation, page 15

6.  In future filings, to the extent that you benchmark compensation to that of industry peers, competitors and companies of similar market value, please disclose where actual payments fell within benchmarked parameters.  To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:  The Company does not engage in specific numerical benchmarking in determining compensation.  Our Compensation Committee periodically considers available compensation data from peer companies that have been and will be identified in our proxy statements.  Because job content, accountability, responsibility, incumbent seniority and performance criteria varies from one company to the next, our Compensation Committee uses the information as a guideline in exercising its discretion in determining compensation for our Named Executive Officers.  However, to the extent that the Company determines in the future to engage in specific benchmarking, we will disclose instances in which actual payments fell within benchmarked parameters and the reasons why any actual compensation was outside a targeted percentile range.

Annual Cash Incentives, page 16

7.  We note from the last sentence of the first full paragraph on page 17 that your executive officers “can receive an additional maximum performance bonus if income before taxes exceeds 100% of target, up to an amount equal to 60% of the base bonus (50% for Mr. Isabella).”  In future filings please expand your disclosure to clarify how you determine the precise amounts payable once the target is exceeded.  For example, if actual income before taxes exceeds the established target by 10%, what additional performance bonus amount would be paid to your eligible executive officers?

Response:  In future filings, Beacon will expand our disclosure to clarify how we determine the precise amounts payable under the Company’s maximum performance bonus.  Beacon anticipates making the following additional disclosure in future proxy statements:

“If the Company exceeds the target, the executive officers each earn a bonus equal to 6% of the amount of earnings before income taxes (net of such bonuses) that exceeds the target, up to their respective maximum performance bonus amount.”

Terrence O’Brien
March 10, 2009

Equity Compensation, page 18

8.  We note from the first paragraph on page 19 that in determining whether to grant options, and the number to grant, you give consideration “to each individual’s past performance and contribution to the Company as well as that individual’s expected ability to contribute to the Company in the future.”  In future filings, please discuss in further detail the elements of individual performance and contribution that your compensation committee considers when making these determinations.  See Item 402(b)(1)(vii) of Regulation S-K.

Response: As discussed on pages 18 and 19 of the Company’s 2009 Proxy Statement, our Compensation Committee (“Committee”) considers individual performance in determining an executive’s stock option grant.  As part of the Company’s annual performance evaluation process, each year the Chief Executive Officer (the “CEO”), after consultation with each other Named Executive Officer, establishes that Named Executive Officer’s performance objectives for the coming year.  These performance objectives are not intended to be rigid or formulaic, but rather to serve as the framework upon which the CEO evaluates the executive’s overall performance.  Individual performance objectives may include operational metrics that may reflect corporate or departmental goals or may include specific operational objectives with respect to the executive’s area of responsibility.  These performance objectives also include the demonstration of leadership and decision making, effective communication, promotion of the Company’s strategic initiatives and values, commitment to excellence and work ethic and may include more specific objectives for the executive, such as the successful completion of major projects, successful integration of acquisitions, and organization capability building.  The CEO’s evaluation of an executive’s performance relative to these objectives is inherently subjective, involving a high degree of judgment based on the CEO’s observations of, and interaction with, the executive throughout the year.  The CEO also considers the executive’s prospects for future development and advancement within the Company in formulating an equity compensation recommendation.  As an additional input to the CEO’s evaluation of an executive’s performance, the CEO assesses the overall performance of the Company in light of the dynamics of the markets in which the Company competes.  As a result, no single performance objective or group of objectives is material to the CEO’s evaluation of the executive’s performance.  This evaluation provides the basis for the CEO’s recommendation to the Committee of stock option awards for each Named Executive Officer.  The Committee meets with the CEO and discusses his recommendations with him before meeting separately in executive session to discuss the CEO’s recommendations and making a final determination of the stock option awards to the Named Executive Officers.  The Committee applies similar factors in determining the stock option award to the CEO.  The Committee’s evaluation of the CEO’s overall performance relative to these factors also is inherently subjective, involving a high degree of judgment.  As additional input to the Committee’s evaluation of the CEO’s performance, the Committee assesses the overall performance of the Company in light of the dynamics of the markets in which the Company competes.  As a result, no single performance objective or group of objectives is material to the Committee’s evaluation of the CEO’s performance.

In future filings, we will include a discussion of the foregoing.  In addition, to the extent that an element of individual performance or contribution is material to a Named Executive Officer’s compensation in any given year, such element will be disclosed in the applicable proxy statement.

Terrence O’Brien
March 10, 2009

9.  In future filings, please address the timing of equity awards as it relates to release of material non-public information.  Please refer to Section II.A of Release 33-8732A, which discusses the concepts you should consider when drafting disclosure relating to option timing.

Response:  In future filings, Beacon will explain that the Company’s annual equity awards are made by the Compensation Committee in October of each year, following the close of the Company’s fiscal year in September and as part of the annual budgeting process.  The timing of these grants is not linked to the content of any material non-public information that may then be available to the Compensation Committee or the anticipated market impact, positive or negative, of such information.  The timing of our annual option grants has been consistently applied since the Company’s Initial Public Offering in September 2004.  Accordingly, Section II.A of Release 33-8732A does not apply to this situation.

Certain Relationships and Related Transactions, page 27

10.  We note from this section and your Form 10-K disclosure referenced above that you lease three buildings at a cost of approximately $0.5 million in fiscal year 2008 from a limited liability company in which one of your directors, Andrew R. Logie, is a member.  In future filings, please disclose the approximate dollar value of Mr. Logie’s interest in this lease arrangement.  See Item 404(a)(4) of Regulation S-K.

Response:  Pursuant to Item 404(a)(4) of Regulation S-K, in future filings, Beacon will disclose the approximate dollar value of Mr. Logie’s interest in any leases with the Company.

Policies and Procedures with Respect to Transactions with Related Persons, page 27

11.  In future filings, please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.  Please refer to Item 404(b) of Regulation S-K.

Response:  Pursuant to Item 404(b) of Regulation S-K, Beacon intends to add the following disclosure to future filings:

Terrence O’Brien
March 10, 2009

“Our finance and legal departments are primarily responsible for identifying and reviewing relationships and transactions in which the Company and our directors, executive officers, and/or certain of our stockholders or their immediate family members are participants to determine whether any of these “related persons” had or will have a direct or indirect material interest.  In order to identify potential related person transactions, our legal department annually prepares and distributes to all directors and Named Executive Officers a written questionnaire which includes questions intended to elicit information about any related person transactions.  Pursuant to the Company’s written contract review policy, approved by our Board of Directors, “[a]ll agreements covered by this policy with “Related Persons,” as that term is defined pursuant to Item 404(a) of SEC Regulation S-K, must be submitted for review and approval by the Audit Committee of the Board of Directors.”  In evaluating related person transactions, our Audit Committee members apply the same standards of good faith and fiduciary duty they apply to their general responsibilities as a committee of the Board and as individual directors.  The Audit Committee may approve a related person transaction when, in its good faith judgment, the transaction is in the best interests of the Company.”

We trust that the foregoing responses sufficiently address the Commission’s comments.  In submitting these responses, and as requested by your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any comments or questions you have in advance of any written response the staff may intend to provide in response to our letter.  If there is a need for any additional information or clarification, please contact me at 978-817-1030.

Respectfully submitted,

David R. Grace
Sr. Vice President and Chief Financial Officer